

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 29, 2017

Marc S. Hanover
Chief Executive Officer
GTx, Inc.
175 Toyota Plaza
7th Floor
Memphis, TN 38103

Re: GTx, Inc.
Registration Statement on Form S-3
Filed December 22, 2107
File No. 333-222268

Dear Mr. Hanover:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christine Westbrook at (202) 551-5019 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Chad Mills, Esq.